SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ______)

SecureAlert, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81373R109
(CUSIP Number)

July 1, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|  |   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|  |   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	13G	Page 2 of 7 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Borinquen Container Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization

Puerto Rico
Number of	5.	Sole Voting Power

Shares		-0-

Beneficially	6.	Shared Voting Power

Owned by		80,012,276

Each	7.	Sole Dispositive Power

Reporting		-0-

Person	8.	Shared Dispositive Power

with		80,012,276

9. Aggregate Amount Beneficially Owned by Each Reporting Person

80,012,276
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] [ ]

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
16.46%*
12. Type of Reporting Person (See Instructions)

CO

* Percent is based on 406,676,349 shares reported as outstanding on May 30, 2011 on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2011 increased by the additional 62,000,000 shares issued to the Reporting Persons on July 1, 2011 and the 17,400,000 shares which are issuable upon conversion of preferred shares held by the Reporting Persons.  Beneficial ownership of common stock includes 17,400,000 shares issuable upon conversion of 2,900 shares of Issuer’s Convertible Series D Preferred Stock (the “Preferred Stock”) held by the Reporting Person.  Reporting Persons previously beneficially held an additional 2,000 shares of Preferred Stock, which with the 2,900 shares of Preferred Stock held by Reporting Person, as of December 31, 2010, were convertible into 29,400,000 shares of Issuer’s common stock, representing at that time 9% of Issuer’s outstanding common stock based on the assumed conversion of such preferred stock and the number of shares of outstanding common stock on December 23, 2010 as reported on the cover of Issuer’s Form 10-K for the year ended September 30, 2010.

CUSIP No. 81373R109	13G	Page 3 of 7 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Hector L. Gonzalez
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization

Puerto Rico
Number of	5.	Sole Voting Power

Shares		-0-

Beneficially	6.	Shared Voting Power

Owned by		80,012,276

Each	7.	Sole Dispositive Power

Reporting		-0-

Person	8.	Shared Dispositive Power

with		80,012,276

9. Aggregate Amount Beneficially Owned by Each Reporting Person

80,012,276
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] [ ]

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
16.46%*
12. Type of Reporting Person (See Instructions)

IN

* Percent is based on 406,676,349 shares reported as outstanding on May 30, 2011 on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2011 increased by the additional 62,000,000 shares issued to the Reporting Persons on July 1, 2011 and the 17,400,000 shares which are issuable upon conversion of preferred shares held by the Reporting Persons.  Beneficial ownership of common stock includes 17,400,000 shares issuable upon conversion of 2,900 shares of Issuer’s Convertible Series D Preferred Stock (the “Preferred Stock”) held by the Reporting Person.  Reporting Persons previously beneficially held an additional 2,000 shares of Preferred Stock, which with the 2,900 shares of Preferred Stock held by Reporting Person, as of December 31, 2010, were convertible into 29,400,000 shares of Issuer’s common stock, representing at that time 9% of Issuer’s outstanding common stock based on the assumed conversion of such preferred stock and the number of shares of outstanding common stock on December 23, 2010 as reported on the cover of Issuer’s Form 10-K for the year ended September 30, 2010.

CUSIP No. 81373R109	13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

SecureAlert, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices:

150 West Civic Center Drive, Suite 400 Sandy, Utah 84070
Item 2(a). Name of Person Filing:
This statement is filed on behalf of: Borinquen Container Corporation Hector L. Gonzalez
Item 2(b). Address of Principal Business Office, or if None, Residence:

P.O. Box 4744 San Juan, Puerto Rico 00936
Item 2(c). Citizenship:

Puerto Rico
Item 2(d). Title of Class of Securities:

Common Stock
Item 2(e). CUSIP Number:

81373R109
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a:

(a)	| |	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	| |	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	| |	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	| |	Investment company registered under Section 8 of the Investment Company Act.

(e)	| |	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	| |	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 81373R109	13G	Page 5 of 7 Pages

(g)	| |	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	| |	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	| |	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	| |	A non-U.S. institution in accordance with Section 240.13d-1(b)(l)(ii)(J)

(k)	| |	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(l)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

(a) Amount beneficially owned:	80,012,276

(b) Percent of class:	16.46%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	-0-

(ii) Shared power to vote or to direct the vote	80,012,276

(iii) Sole power to dispose or to direct the disposition of	-0-

(iv) Shared power to dispose or to direct the disposition of	80,012,276

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  |  |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 81373R109	13G	Page 6 of 7 Pages

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No. 81373R109	13G	Page 7 of 7 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2011
(Date)

Borinquen Container Corporation

By:	/s/ Livette Gonzalez
Name: Livette Gonzalez
Its: President

/s/ Hector L. Gonzalez
Hector L. Gonzalez

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement